Exceed Company Limited

Full year 2011 financial Results

Full year revenue up 21.8% year-over-year to RMB3,288.6 million

Full year net profit up 33.1% year-over-year to RMB470.1 million

Fujian, China, April 30, 2012 – Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), the owner and operator of “Xidelong” brand and one of the leading domestic sportswear brands in China, today released its financial results for 2011.

Financial Highlights – Full Year ended December 31, 2011 (audited)(1)

•	Revenue was RMB3,288.6 million (US$522.5 million), representing a 21.8% year-over-year increase.

•	Gross profit was RMB992.3 million (US$157.7 million), representing a 17.9% year-over-year increase. Gross margin decreased from 31.2% for 2010 to 30.2% for 2011.

•	Operating profit was RMB498.2 million (US$79.2 million), representing a 21.6% year-over-year increase.

•	Net profit was RMB470.1 million (US$74.7 million), representing a 33.1% year-over-year increase.

 (1) The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the rate of US$1.00 = RMB6.294, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on December 31, 2011. The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2011.

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Mr. Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “We are pleased to report healthy results for the full year 2011, with over 20% growth in revenue and 30% growth in net income. Our results were supported by our ongoing marketing and branding efforts which have promoted our brand image and allowed us to further penetrate the domestic sportswear market in China. Our key target audience, younger generations in China’s developing second and third-tier cities continue to identify with our “happy lifestyle” branding theme. In addition, our involvement in the nationwide “Fitness for All Campaign 2011” was recently recognized with an Outstanding Contribution Award from China’s General Administration of Sport, the government agency responsible for sports in China, which further enhanced our brand image. By continuing to improve the awareness and acceptance of a “Sports Lifestyle”, Exceed is helping to educate a whole new generation of Chinese youth about the benefits of leading a healthy and active life.

“In addition to our ongoing marketing and branding efforts, we have made progress on our operational plan to maximize our growth potential in the evolving PRC domestic sportswear market. As recently announced, we have sought to improve our internal manufacturing capacity, thereby increasing our bargaining power, providing more stability to our supply chain, which, in turn, we believe will positively affect our gross profit margin. A significant part of our new operational plan is to purchase a 400,000 square meter parcel of land in Ruichang City, Jiangxi Province, where we plan to establish a new operating subsidiary and construct a new production facility upon this parcel of land. Upon completion of the construction of our new production facility in Ruichang City by the end of 2013, we expect that our annual production capacity for our footwear products will increase to approximately 30.0 million pairs while also gaining certain internal apparel production capabilities.

“The filing of our annual results was rescheduled to allow us sufficient time to properly assess the accounting treatment of certain escrow shares and earn-out shares. To reflect the revision to our method of accounting in relation to our conditional obligations in relation to release and issue these escrow shares and each-out shares, we subsequently restated results for 2009 and 2010. The restatement resulted in a non-cash and non-operating gain of RMB170.9 million, RMB1.6 million and RMB36.6 million from change in fair value of contingent share liability for the year ended 2009, 2010 and 2011, respectively. In addition, we believe our reassessment of the accounting treatment in this instance demonstrates our commitment to maintaining the highest level of transparency and disclosure in all of our reporting practices. Looking ahead, despite ongoing macroeconomic headwinds, we believe the execution of our operational plan combined with our continued brand building activities will position us to deliver steady growth in the year ahead. We will continue to expand our market presence at a measured pace to keep our sales and distribution channel and inventories in-line with consumer demand. Beyond our operational initiatives, the Company is also seeking to maximize shareholder value by extending the date of expiration of our previously announced US$10 million share repurchase program from February 14, 2012 to August 14, 2012. As of today, this extension will give us more time to prudently repurchase shares up to US$7.6 million that may yet be purchased under the share repurchase program. The strength of our balance sheet and financial position allow us to continue investing in the Company’s future while simultaneously returning value to our shareholders.”

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Audited Fiscal Year 2011 Financial Results

Revenue breakdown

	Year Ended
	Dec 31, 2011 US$’000	Dec 31, 2011 RMB’000	% of Revenue	Dec 31, 2010 RMB’000	% of Revenue	Fiscal Year YoY Growth
Footwear	240,566	1,514,096	46.0%	1,266,378	46.9%	19.6%
Apparel	275,105	1,731,482	52.7%	1,403,708	52.0%	23.4%
Accessories	6,829	42,983	1.3%	28,805	1.1%	49.2%
Total	522,500	3,288,561	100.0%	2,698,891	100.0%	21.8%

Revenue. Revenue for 2011 was RMB3,288.6 million (US$522.5 million), representing a year-over-year increase of 21.8% from RMB2,698.9 million in 2010.

The increase in revenue in 2011 was primarily due to further market penetration as a result of our continuous marketing and brand promotion efforts. In 2011, we engaged one of the largest and longest standing China-based marketing and public relations firms to further enhance our advertising and promotional initiatives. This engagement, together with our ongoing marketing initiatives including production of television commercials for our spokespersons, By2, and our sponsorship of the “Fitness for All Campaign – Walking to 100 Universities” program and “Inter-City” television program has enhanced our brand significantly. Furthermore, we have engaged a new advertising company, a member of the American Association of Advertising Agencies, for the planning and production of television commercials for our spokespersons, By2, and print advertisements for our products. The commercials are intended to position Xidelong as a sports brand that emphasizes a “happy lifestyle”. Meanwhile, strong demand from end customers encouraged the expansion of the Xidelong retail network by our distributors and authorized third-party retailers. The number of the Xidelong retail locations increased by 511 from 4,333 as of December 31, 2010 to 4,844 as of December 31, 2011.

•	Footwear. Footwear accounted for 46.0% of revenue for 2011, and principally includes nine categories of footwear: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear, outdoor footwear, vintage design footwear and cross-training footwear. A portion of our footwear production is outsourced.

Revenue from footwear for 2011 was RMB1,514.1 million (US$240.6 million), a 19.6% increase from RMB1,266.4 million in 2010, primarily due to a 4.7% increase in average selling price (“ASP”) and a 14.2% increase in sales volume. Such increases were mainly attributable to the introduction of our new vintage design footwear and cross-training footwear product lines in June 2011. As a result of our continuous marketing and brand promotion efforts, footwear ASP increased, leading to an increase in our overall footwear revenue.

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•	Apparel. Sports apparel accounted for 52.7% of revenue for 2011, and principally includes sports tops, sports pants, jackets and track suits. Our apparel production is entirely outsourced.

Revenue from apparel for 2011 was RMB1,731.5 million (US$275.1 million), a 23.4% increase from RMB1,403.7 million in 2010. This increase was primarily due to a 4.5% increase in sales volume and an 18.0% increase in ASP. Such increases were mainly attributable to the improvement of the design and quality of our apparel products and the introduction of certain new products, particularly the new lifestyle apparel products, which has created demand from end customers. In addition, the increase in the average size of the Xidelong retail locations, which typically now have larger display areas for apparel, has attracted more customer traffic. The increased consumer recognition of our Xidelong brand as a result of our continuous marketing and brand promotion efforts also contributed to the increase in ASP of apparel products.

•	Accessories. Accessories accounted for 1.3% of revenue for 2011, and principally include bags, socks, hats and caps. Our accessories production is entirely outsourced.

Revenue from accessories for 2011 was RMB43.0 million (US$6.8 million), a 49.2% increase from RMB28.8 million in 2010. This increase was primarily driven by an increase in product varieties.

Gross profit and Gross profit margin. Gross profit for 2011 increased by 17.9% to RMB992.3 million (US$157.7 million) from RMB841.6 million in 2010, primarily as a result of the increase in sales. Overall gross margin for 2011 decreased to 30.2% from 31.2% in 2010, primarily as a result of the decrease in proportion of footwear produced in-house relative to overall footwear production as a result of the limited production capacity within our existing production facility. We have formulated a new operational plan in response to these production capacity restraints. Please refer to the “Business Highlights and Outlook” section of this release. Furthermore, rising inflation in China resulted in an increase in raw material and wage costs, leading to an increase in the manufacturing cost. We will continue our efforts to balance the mix between in-house production and outsourced manufacturing in the future.

Other income and gains. Other income and gains increased by 131.3% to RMB14.8 million (US$2.4 million) in 2011 from RMB6.4 million in 2010. Other income and gains in 2011 included a governmental award of RMB2.4 million (US$0.4 million) for technological innovation and business development, and interest income of RMB11.9 million (US$1.9 million). The increase in other income and gains in 2011 was mainly attributable to an increase in interest income, derived from a short term time deposit of RMB400.0 million (US$63.6 million), which carried an interest rate ranging from 1.7% to 3.1% per annum.

Operating expenses. Total operating expenses for 2011 was RMB508.8 million (US$80.8 million), increased by approximately 16.1% from RMB438.2 million for 2010.

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Selling and distribution costs. Selling and distribution costs for 2011 was RMB377.9 million (US$60.0 million), an increase of 11.3% from RMB339.6 million in 2010. The increase in selling and distribution costs for 2011 was primarily due to increases in advertising and promotional expenses. Advertising and promotional expenses increased by 11.2% from RMB316.8 million in 2010 to RMB352.4 million (US$56.0 million) in 2011 primarily because we invested more resources on marketing, advertising and store image and renovation activities to build our brand recognition and market penetration. In 2011, over 500 Xidelong retail selling locations were newly opened by our distributors and third-party retailers. During the same period, over 450 existing Xidelong retail locations were renovated by our distributors and third-party retailers, certain of which received renovation subsidies from Exceed in the form of standardized promotional materials and display equipment. In 2011, our advertising and promotional activities continued to focus on the events relating to the Nationwide “Fitness for All” Sports Campaign and the continued engagement of By2 as our official product series spokesperson. We have also engaged Genedigi, one of the largest and longest standing China-based marketing and public relations firms to support our advertising and promotional initiatives in conjunction with the our sponsorship of the “Fitness for All” Sports Campaign in 2011 and for general public relations and marketing initiatives in mainland China. In addition, we have continued to sponsor the “Inter-City” television program, a popular entertainment show featuring athletic challenges that airs on channels 1 and 5 of China Central Television, which is the predominant state television broadcaster in China, starting from the second quarter of 2011.

As a percentage of sales, advertising and promotional expenses decreased from 11.7% in 2010 to 10.7% in 2011. The decrease in advertising and promotional expenses as a percentage of sales was mainly due to the effective management of our promotional strategy and spending on advertising which further improved our operating profit.

Administrative expenses. Administrative expenses for 2011 was RMB77.1 million (US$12.2 million), an increase of 33.4% from RMB57.8 million in 2010, primarily due to the increase in UMC Tax, Educational Surcharge, salaries of administrative staff and rental expenses. Commencing from December 1, 2010, foreign enterprises, foreign funded enterprises and foreign individuals have been required to pay UMC Tax and Educational Surcharge. UMC Tax and Educational Surcharge increased by 780.0% from RMB1.5 million in 2010 to RMB13.2 million (US$2.1 million) in 2011. Salaries of administrative staff increased by 15.9% from RMB11.3 million in 2010 to RMB13.1 million (US$2.1 million) in 2011 primarily due to an increase in the number of administrative staff and a general increase in average wages. Office rental expenses increased by 236.4% from RMB1.1 million in 2010 to RMB3.7 million (US$0.6 million) in 2011 due to the business expansion of the Company. Administrative expenses as a percentage of revenue increased from 2.1% in 2010 to 2.3% in 2011.

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Research and development expenses. Research and development expenses for 2011 was RMB53.9 million (US$8.6 million), an increase of 32.1% from RMB40.8 million in 2010. The increase in research and development expenses for 2011 was primarily due to the continued investment in the design of new products and components to improve our product offerings, as well as our research and development efforts in cooperation with a PRC sports institute.

Finance costs. Finance costs for 2011 was RMB0.9 million (US$0.1 million), a decrease of 52.6% from RMB1.9 million in 2010, primarily due to a decrease in the average of our short-term bank borrowings.

Gain from change in fair value of contingent share liability. The gain from the change in contingent share liability was RMB1.6 million and RMB38.6 million in 2010 and 2011, respectively, reflecting the decrease in the fair value of the conditional obligation to release and issue shares to the former shareholders of Windrace as part of the reverse recapitalization transaction effective on October 21, 2009.

Profit before tax. As a result of the foregoing, profit before tax for 2011 was RMB536.0 million (US$85.2 million), an increase of 30.9% from RMB409.5 million in 2010.

Tax. Tax expenses for 2011 were RMB65.9 million (US$10.5 million), compared to RMB56.3 million in 2010. The full exemption period of Xidelong (China) Co. Ltd., our principal PRC subsidiary, from PRC corporate income tax expired on December 31, 2009. Xidelong (China) Co. Ltd. is entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it will be subject to the standard tax rate of 25%. The effective tax rate for 2011 and 2010 was 12.3% and 13.7%, respectively.

Profit. As a result of the above factors, profit for 2011 was RMB470.1 million (US$74.7 million), an increase of 33.1% from RMB353.2 million in 2010.

Balance Sheet

Inventory. The average inventory turnover days for 2011 and 2010 were 6 days and 10 days, respectively. Inventory turnover days decreased mainly due to the decreased proportion of in-house production, as fewer inventories were stored in 2011 as compared with 2010, and our improved production planning and effective procurement control and logistics management.

Trade receivables. The average trade receivables turnover days for 2011 and 2010 were 73 days and 96 days, respectively. Trade receivables turnover days were within the Company’s credit policy and we will continue our effort to maintain the trade receivables balance.

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Trade payables. The average trade payables turnover days for 2011 and 2010 were 14 days and 30 days, respectively. Average trade payables turnover days decreased as a result of our decision to opt for the bulk purchase discounts offered by our suppliers in exchange for quicker payment for raw materials and finished products.

Cash and cash equivalents. Cash and cash equivalents increased to RMB964.3 million (US$153.2 million) as of December 31, 2011 from RMB762.8 million as of December 31, 2010, primarily as a result of an increase in profit derived from the sales of products.

Cash Flow

Cash inflow from operating activities for 2011 was RMB320.4 million (US$50.9 million) compared to an inflow of RMB523.5 million in 2010. The changes were mainly due to revenue growth, resulting in an increase in trade receivables, as well as a decrease in trade and bills payables for our proactive strategy to maximize the bulk purchase discounts offered by the suppliers in exchange for quicker payment for raw materials.

Business Highlights and Outlook

•	2012 Autumn collection sales fair
■	2012 Autumn sales fair was held at our headquarters in Jinjiang during the period of December 15 to 19, 2011. The total value of the wholesale orders placed at the sales fair grew by approximately 9% over the same sales fair last year.

•	Expansion of sales and distribution network
■	There were 4,844 Xidelong retail locations, which are operated by our distributors and authorized third-party retailers, as of December 31, 2011, an increase of 511 compared with the number as of December 31, 2010.
■	We continued to deepen penetration into new cities, with a focus on third-tier cities in affluent provinces such as Guangdong, Jiangsu and Zhejiang provinces. From December 31, 2010 to December 31, 2011, 92 new Xidelong retail locations, which are operated by our distributors and authorized third-party retailers, were opened in these provinces.

•	Marketing initiatives and brand recognition
■	We use the “happy lifestyle” theme in our promotional activities and product offerings and continue to engage By2, a popular Taiwan-based musical group, as a product spokesperson. We will maintain these promotional initiatives as they have been effective in enhancing the "Xidelong" brand image and have helped to support our strong results.

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■	We attended the "Fitness for All Campaign 2011" closing and award ceremony in Beijing in mid-January 2012, where we received the Chinese General Administration of Sport's Outstanding Contribution Award for the second consecutive year.
■	We have engaged Genedigi, one of the largest and longest standing China-based marketing and public relations firms to support our general public relations and marketing initiatives in China.
■	We have engaged an American Association of Advertising Agencies member agency to support the planning and production of television commercials for our spokespersons, By2 and print advertisement for our products.

•	Update on new operational plan

Construction of New Staff Quarters:

To specifically address the shortage of labor faced by all players in the sportswear industry in China, we initiated a solution to construct new staff quarters to improve the working and living environments of our employees and bolster staff retention. The expected staff quarter construction project cost is approximately RMB150 million, with an aggregate gross floor area of approximately 66,000 square meters, which can accommodate approximately 2,000 staff. We commenced construction of the new staff quarters in 2011, with three buildings completed in 2012 and the construction on the remaining two buildings expected to start in 2012. The renovation of the three staff quarter’s buildings will start in April 2012 and is expected to be completed by the fourth quarter in 2012.

Construction of New Production Facility:

In order to expand our internal capacity, in December 2011, we entered into a contract with the municipal government of Ruichang City for the investment and construction of a sportswear manufacturing base on a parcel of land in the Ruichang City. Pursuant to this contract, we would purchase a parcel of land with an aggregate site area of 400,000 square meters (approximately 600 acres) in Ruichang City, Jiangxi Province, PRC. We plan to use this parcel of land for the construction of a new production facility to increase our internal manufacturing capacity. The total consideration for the land will amount to RMB198,000,000 (approximately US$31.5 million), of which a deposit of RMB46,800,000 (approximately US$7.4 million) has been paid as a performance bond. The Company intends to establish a new operating subsidiary in Jiangxi Province and construct a new production facility on the purchased land in order to increase its internal manufacturing capacity. Upon completion of the construction of our new production facility in Ruichang City by the end of 2013, we expect that our annual production capacity for our footwear products will increase to approximately 30.0 million pairs as well as gaining certain internal apparel production capabilities. We believe increased in-house production capacity will give us more control over the production process and allow us to reduce costs over time.

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Expansion of Head Office, Sales, Marketing and Distribution:

In order to cope with the expected business expansion, we plan to expand our head office facilities and our network of regional sales and logistics centers to consolidate the Company’s brand management, advertising and promotional functions, and business development function. We are currently investigating possible locations within Fujian Province.

The production facility plan has not been finalized and may be subject to change in the future.

In the long-term, as previously announced, we plan to selectively acquire or partially invest in distributors of our products. Furthermore, to improve our market share in China, our strategy involves leveraging our established nationwide network to introduce new brands, which may include entering into licensing agreements with a foreign brand to target different market segments, in order to develop Exceed into a multi-brand operator.

First Quarter Fiscal 2012 Guidance

Exceed expects to generate net revenues in the range of RMB841.6 million to RMB864.1 million in the first quarter of 2012, representing a year-over-year increase of approximately 12% to 15%, as compared with RMB751.4 million in the same period of 2011. This represents the Company’s preliminary estimates, and is subject to change.

Update on Shares Repurchase Program

In accordance with its share repurchase program announced on August 15, 2011 and extended on February 14, 2012, the Company has purchased 563,364 of its ordinary shares as of April 27, 2012, at an aggregate cost of approximately US$2.4 million, with a balance of approximately US$7.6 million available for further repurchases under the share repurchase program. As previously announced, the Company has extended the date of expiration of Exceed’s existing US$10 million share repurchase program from February 14, 2012 to August 14, 2012. The share repurchase program will be reviewed from time to time and may be adjusted or terminated at any time without prior notice. Stock repurchases under this program may be made through open market purchases, in privately negotiated transactions, in block trades, pursuant to a 10b5-1 plan, or otherwise. The timing and actual number of shares repurchased will depend on market conditions, trading price of the ordinary shares and other factors and will be subject to the restrictions relating to volume, price and timing under applicable laws.

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Revisions to Previously Issued Consolidated Financial Statements

The Company has revised its previously issued financial statements for 2009 and 2010 to reflect the revision to its method of accounting in relation to the conditional obligation to release and issue shares to the former shareholders of Windrace International Company Limited as part of the reverse recapitalization transaction effective on October 21, 2009. The Company believes that this revised accounting treatment is more relevant and reliable under the circumstances.

The Company’s original accounting method was to record the contingent shares issuable, consisting of escrow shares and earn-out shares, as a stock dividend, and upon issuance as an adjustment to the par value of common shares, with an offsetting adjustment to capital reserve. The Company included such contingent shares in the calculation of basic earnings per share from the date of issuance. Under this accounting method, the Company did not recognize a liability for its conditional obligation to issue shares, and did not recognize changes in the fair value of that conditional obligation in its consolidated statements of comprehensive income.

During 2012, prior to the issuance of the Company’s December 31, 2011 financial statements, the Company concluded it would be more relevant and reliable to revise its method of accounting with respect to the accounting for the contingent shares issuable, retroactive to the closing of the reverse recapitalization transaction, to recognize a liability for the fair value of the escrow shares and the earn-out shares, and to recognize changes in the fair value of the escrow shares and the earn-out shares in the Company’s consolidated statements of comprehensive income. The Company adopted this revised accounting method based on, among other factors, its review of IAS 8, IAS 32 and IAS 39.

In particular, the Company considered IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, which states that, in the absence of a standard or an interpretation that specifically applies to a transaction, other event or condition, management shall use its judgment in developing and applying an accounting policy that results in information that is relevant and reliable. One of the permitted changes in an accounting policy under IAS 8 is if such change results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the company’s financial position, financial performance or cash flows. The Company believes that revising comparative amounts for all prior periods presented will provide more relevant and reliable information to shareholders and investors.

The Company also considered the example of another SEC registrant that, after consultation with the Securities and Exchange Commission, revised its accounting for contingent shares issuable in a reverse recapitalization transaction to reflect contingent shares issuable as a liability in its balance sheet at fair value, with the changes in fair value of the contingent shares issuable recognized in the consolidated statements of operations.

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The Company now believes accounting for the contingent shares issuable as a liability at fair value, with the changes in fair value recognized in the consolidated statements of comprehensive income, is a more relevant and reliable accounting method under the circumstances. The Company’s reconsideration was significantly influenced by evolving professional views as to the accounting for this type of transaction, as well as the continuing movement to fair value/derivative accounting for an expanding array of financial instruments.

For the details of the adjustments made to the previously reported 2009 and 2010 consolidated balance sheets, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in equity, please refer to Note 2 to the consolidated financial statements filed in our annual report on Form 20-F.

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Investor Conference Call / Webcast Details

The Company’s senior management will host a conference call on Thursday, May 3, 2012 at 7:00 am (US Pacific) / 10:00 am (US Eastern) / 10:00 pm (Beijing) to discuss the Company’s 2011 full year financial results and recent business activity. The conference call may be accessed by dialing:

	Toll Free	Toll
▶ United States	1 866 519 4004
▶ China	800 819 0121
▶ China (Mobile)	400 620 8038
▶ Hong Kong	800 930 346	852 2475 0994
▶ United Kingdom	0808 234 6646
▶ International		1 718 354 1231
Participant Passcode	“EDS”

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until May 10, 2012:

	Toll Free	Toll
▶ United States/International	1 866 214 5335	1 718 354 1232
▶ China	10800 714 0386/ 10800 140 0386
▶ Hong Kong	800 901 596
▶ United Kingdom	0800 731 7846
Participant Passcode	60344567

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of Exceed's website at http://www.ir.xdlong.cn.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS".

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Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

Contacts:
Taylor Rafferty (HK): Mahmoud Siddig +852 3196 3712 Exceed@Taylor-Rafferty.com	Taylor Rafferty (US): Bryan Degnan +1 (212) 889-4350 Exceed@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –

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EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31
	2011		2011		2010		2009
	US$'000		RMB'000		RMB'000		RMB'000
	(Audited)		(Audited)		(Audited)		(Audited)
					As restated		As restated

Revenue		522,500		3,288,561		2,698,891		2,077,958

Cost of sales		(364,845)		(2,296,298)		(1,857,251)		(1,464,856)

Gross profit		157,655		992,263		841,640		613,102

Other income and gains		2,350		14,791		6,416		5,855
Selling and distribution costs		(60,043)		(377,903)		(339,637)		(268,123)
Administrative expenses		(12,246)		(77,073)		(57,814)		(44,509)
Research and development expenses		(8,558)		(53,863)		(40,783)		(24,953)

OPERATING PROFIT		79,158		498,215		409,822		281,372

Finance costs		(136)		(856)		(1,893)		(29,566)
Share of loss in jointly-controlled entity		-		-		(17)		(16)
Gain from change in fair value of contingent share liability		6,140		38,645		1,604		170,948

PROFIT BEFORE TAX		85,162		536,004		409,516		422,738

Tax		(10,474)		(65,922)		(56,274)		(3,771)

PROFIT FOR THE YEAR		74,688		470,082		353,242		418,967

Other comprehensive income for the year, net of tax:
Exchange differences on translation of financial statements of overseas subsidiaries		642		4,042		9,383		2,536

Total comprehensive income for the year attributable to equity holders of the Company		75,330		474,124		362,625		421,503

EARNINGS PER SHARE
Net profit per share
Basic	USD	2.51	RMB	15.83	RMB	14.00	RMB	50.52
Diluted	USD	2.18	RMB	13.72	RMB	10.67	RMB	38.58

Weighted average number of shares outstanding
Basic		29,700,010		29,700,010		25,232,827		8,292,331
Diluted		34,273,028		34,273,028		33,117,326		11,543,091

A-1

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF FINANCIAL POSITION

	As of December 31
	2011	2011	2010	2009
	US$'000	RMB'000	RMB'000	RMB'000
	(Audited)	(Audited)	(Audited)	(Audited)
			As restated	As restated

NON-CURRENT ASSETS
Property, plant and equipment	45,173	284,314	263,958	272,578
Prepaid land lease payments	4,425	27,851	28,599	29,347
Deposit paid for acquisition of land use rights	11,603	73,030	12,600	-
Total non-current assets	61,201	385,195	305,157	301,925

CURRENT ASSETS
Inventories	5,019	31,589	44,747	55,966
Trade receivables	111,201	699,891	611,660	812,747
Prepayments, deposits and other receivables	757	4,765	19,788	19,840
Due from a shareholder	-	-	-	103
Pledged deposits	-	-	-	15,000
Cash and cash equivalents	153,215	964,317	762,798	262,204
Total current assets	270,192	1,700,562	1,438,993	1,165,860

CURRENT LIABILITIES
Trade and bills payables	9,524	59,941	111,001	195,538
Deposits received, other payables and accruals	8,310	52,304	65,585	62,842
Interest-bearing bank borrowings	-	-	18,000	58,000
Due to a director	-	-	-	1,687
Tax payable	1,763	11,098	12,858	1,286
Contingent share liability	-	-	139,168	349,766
Total current liabilities	19,597	123,343	346,612	669,119

NET CURRENT ASSETS	250,595	1,577,219	1,092,381	496,741

Net assets	311,796	1,962,414	1,397,538	798,666

STOCKHOLDER’S EQUITY
Share capital	3	20	17	13
Treasury shares	(1,835)	(11,549)	-	-
Retained profits	238,707	1,502,398	1,077,313	761,174
Reserves	74,921	471,545	320,208	37,479

Total equity	311,796	1,962,414	1,397,538	798,666

A-2

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2011	2011	2010	2009
	US$'000	RMB'000	RMB'000	RMB'000
	(Audited)	(Audited)	(Audited)	(Audited)
			As restated	As restated

Net cash inflow/(outflow) from operating activities	50,912	320,435	523,516	(143,047)
Net cash outflow from investing activities	(13,842)	(87,120)	(3,676)	(14,263)
Net cash inflow/(outflow) from financing activities	(4,621)	(29,079)	(16,633)	299,878
Effect of exchange rate changes	(430)	(2,717)	(2,613)	(432)

Net increase in cash and cash equivalents	32,019	201,519	500,594	142,136
Cash at beginning of the year	121,196	762,798	262,204	120,068
Cash at end of the year	153,215	964,317	762,798	262,204

A-3